================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 1-12579



                                OGE ENERGY CORP.
             EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

                            (FULL TITLE OF THE PLAN)



                                OGE ENERGY CORP.
                                321 North Harvey
                                  P.O. Box 321
                       Oklahoma City, Oklahoma 73101-0321

   (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE)


================================================================================

                                   SIGNATURES
                                   ----------

     The undersigned consist of the members of the Committee having the responsibility for the administration of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 23rd day of June 2000.





                          OGE ENERGY CORP.
                          EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN





                          By        /s/ Irma B. Elliott
                            --------------------------------
                                        Irma B. Elliott
                                        Chairman






                          By        /s/ Donald R. Rowlett
                            --------------------------------
                                        Donald R. Rowlett
                                        Member






                          By        /s/ Dale P. Hennessy
                            --------------------------------
                                        Dale P. Hennessy
                                        Member

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the OGE Energy Corp.
Financial Programs Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Financial Programs Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information certified by the trustee and presented in the schedule of assets held for investment purposes does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                              /s/  Arthur Andersen LLP


Oklahoma City, Oklahoma,
     May 26, 2000

     OGE ENERGY CORP. EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
     -----------------------------------------------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                           DECEMBER 31, 1999 AND 1998
                           --------------------------



                                                      1999            1998
                                                 --------------   --------------

INVESTMENTS (AT MARKET VALUE):
  Investments in common stock                    $ 120,318,332    $ 166,995,026
  Investments in mutual funds                      122,986,742       95,649,533
  Investments in common collective trust            23,041,255       18,651,096
  Participant loans                                 10,498,039       10,076,506
                                                 --------------   --------------

    Total investments                              276,844,368      291,372,161

DIVIDENDS RECEIVABLE                                 2,089,332        1,900,410
                                                 --------------   --------------

    Net assets available for benefits            $ 278,933,700    $ 293,272,571
                                                 ==============   ==============

   The accompanying notes are an integral part of these financial statements.




     OGE ENERGY CORP. EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
     -----------------------------------------------------------------------
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------


ADDITIONS:
Investment income:
  Dividends                                                    $    17,431,619
  Interest on loans                                                    890,536

Unrealized appreciation (depreciation)
 in market value of investments:
  Common stocks                                                    (54,621,242)
  Mutual funds                                                       7,559,752

Contributions:
  Participants                                                      10,525,967
  Company                                                            4,271,549
  Transfer from the Coral Energy Services, L.L.C. Thrift Plan
    (Note 1)                                                        12,843,848

Realized loss on sale or distribution
 of investments:
  Common stocks                                                     (4,000,361)
  Mutual funds                                                       1,681,816
                                                               ----------------
    Total additions                                                 (3,416,516)
                                                               ----------------

DEDUCTIONS:
Distributions to participants                                      (10,859,539)
Administrative expenses                                                (62,816)
                                                               ----------------
    Total deductions                                               (10,922,355)
                                                               ----------------

NET DECREASE IN NET ASSETS AVAILABLE FOR
 BENEFITS                                                          (14,338,871)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                293,272,571
                                                               ----------------
  End of year                                                  $   278,933,700
                                                               ================

The  accompanying  notes are an integral  part of this financial statement.


     OGE ENERGY CORP. EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
     -----------------------------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


1. DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES:
   --------------------------------------------------------

The OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the "Plan"), originally the Oklahoma Gas and Electric Company Employees' Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company ("Fidelity") serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the Trust.

By OGE Energy Corp.'s Board action taken July 15, 1998, the Oklahoma Gas and Electric Company Employees' Stock Ownership Plan (the "ESOP") was merged into the OGE Energy Corp. Employees' Retirement Savings Plan effective October 1, 1998. The name of the surviving plan was changed to the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan. The ESOP has been frozen since 1986. Therefore, no contributions have been made to the ESOP and no new participants have entered the ESOP. All participants of the ESOP are fully vested in the amounts allocated to their accounts. The merged Plan implements a Dividend Pass-Through Program in which dividends allocable to shares of OGE Energy Corp. (the "Company") stock allocable to assets of the ESOP are paid in cash to participants by the Trustee.

Effective July 1, 1999, Enogex, Inc., a subsidiary of the Company, purchased substantially all of the assets of Tejas Transok Holding, L.L.C. and its subsidiaries ("Transok"). As a result of this acquisition, a trustee-to-trustee transfer of certain assets from the Coral Energy Services, L.L.C. Thrift Plan to the Plan took place, with respect to certain former employees of Transok. The total amount transferred from this plan was $12,843,848. In addition, the Plan was amended, effective July 1, 1999, to provide special eligibility, vesting and in-service withdrawal rules for former employees of Transok and its affiliates.

Participation in the Plan is voluntary. Each regular full-time employee shall be eligible to participate in the Plan. All other employees are eligible to become participants in the Plan after completing one year of service as defined in the Plan. Participants may contribute any whole percentage between 2% and 15% of their compensation. The first 6% of contributions are called "Regular Contributions," and any contributions over 6% of compensation are called "Supplementary Contributions." Participants may designate, at their discretion, all or any portion of their Regular and Supplementary Contributions to the Plan as a salary reduction contribution under Section 401(k) of the Internal Revenue Code. Under Section 401(k) of the Internal Revenue Code, the portion of the participant's base salary that is contributed as a "Tax-Deferred Contribution" will not be subject to Federal income tax until such portion is withdrawn or distributed from the Plan. Participant contributions to the Plan are made monthly.

Participants can direct that all of their contributions be invested in multiples of 1% in any one or all of the following twelve investment funds, each with a specific investment portfolio goal:

     OGE Energy Corp. Common Stock Fund - consists primarily of shares of the Company's common stock contributed by the Company or purchased by the Trustee and shares of the Fidelity U.S. Government Fund, which is used to hold the cash used to fund purchases and distributions. All shares of the Fidelity U.S. Government Fund held by the Plan and the dividends receivable are included in the Company's Common Stock Fund.

     Fidelity Asset Manager - consists of approximately 50% stocks, 40% bonds and 10% short-term instruments.

     Fidelity Asset Manager: Growth - consists of approximately 70% stocks, 25% bonds and 5% short-term instruments.

     Fidelity Asset Manager: Income - consists of approximately 20% stocks, 50% bonds and 30% short-term instruments.

     Fidelity Managed Income Portfolio - consists of short-term and long-term investment contracts.

     Fidelity Contrafund - consists of common stocks from domestic and foreign companies that the Fund's manager believes are undervalued or show potential for growth.

     Fidelity Growth & Income Portfolio - consists of foreign and domestic stocks with a focus on those that pay current dividents and show potential earnings growth.

     Fidelity Blue Chip Growth Fund - consists of common stocks of well known, established growth companies, both foreign and domestic.

     PIMCOTotal  Return  Administrative  - consists  mainly of bonds,  including
          U.S. Government, corporate, mortgage and foreign.

     PBHG Growth -  consists  of common  stocks of small and  medium  sized U.S.
          companies.

     Templeton Foreign I - consists mainly of stocks and debt securities of companies and governments of developed or developing countries outside the United States.

     Invesco Total Return - consists 30% of stocks, 30% of fixed and variable income securities, and the remaining 40% is allocated between stocks and bonds based on business, economic and market conditions.

The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are carried at market value determined from quoted market prices when available or at contract value for investments contracts (See
Note 4). Realized gains/losses on sales or dispositions and appreciation/depreciation of plan assets included in the statements of changes in net assets available for benefits are based on the change in market value of the assets at the beginning of the plan year or at the time of purchase during the year.

The Company contributes to the Plan on a monthly basis on behalf of each participant an amount equal to 50% of the participant's Regular Contribution for participants with less than 20 years of Plan participation, as defined in the Plan, and an amount equal to 75% of the participant's Regular Contribution for participants with 20 or more years of participation in the Plan. No Company contributions are made with respect to the participant's Supplementary Contribution. The Company's contribution can be made either in cash or in shares of the Company's common stock. If the Company contributes cash, such cash is used to purchase common stock of the Company.

Participants' Regular and Supplementary Contributions are fully vested and non-forfeitable. Participants gradually vest in their allocated share of Company contributions over a seven-year period. After three years of service with the Company, participants become 30% vested in their Company contribution account, vest an additional 10% upon the completion of the following year, and 20% for each subsequent year of participation in the Plan. In addition, participants fully vest when they are eligible for retirement under the Company Employees' Retirement Plan or in the event of death, permanent disability or attainment of age 65.

Forfeitures of the Company's contributions resulting from termination of the participant's interest in the Plan are used to reduce the Company's contributions. During 1999, there were no material forfeitures that were used to reduce employer contributions. At December 31, 1999 and 1998, there were no material forfeited and unallocated assets. Forfeitures will be reinstated if the participant is re-employed by the Company and returns to the Plan within five years.

The Plan is a qualified plan under provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, dated March 1, 2000. However, the Company is of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes the Plan is qualified and continues to be tax-exempt. Participants on whose behalf Company contributions are made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a distribution, pursuant to the terms of the Plan. The taxation of income earned on Plan assets attributable to participants' contributions to the Plan is also deferred until distribution is made. The amount of income taxes applicable to the participants or their beneficiaries upon distribution is prescribed by the Internal Revenue Code and is dependent upon the method of distribution.

The Plan is administered by a committee appointed by the Board of Directors of the Company (the "Financial Programs Committee"). Certain expenses of administering the Plan are expected to be paid by the participants. Participants' accounts are charged five dollars annually for administrative expenses. In addition, participants exercising the loan option are charged thirty-five dollars for loan setup and fifteen dollars annually for maintenance. All other administrative expenses are paid by the Company.

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the interests of all participants will be fully vested, and the Financial Programs Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

Adoption of New Accounting Pronouncement
----------------------------------------

The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement of a defined contribution plan to disclose participant directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

2. LOANS TO PARTICIPANTS:
   ----------------------

The maximum amount which a participant may borrow is the lesser of $50,000 or 50% of the participant's allocated vested share of the Plan assets. The loans are secured by a portion of the amounts remaining in the participant's account. The Plan allows participants on leave of absence to obtain loans from their account. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, when the loan is repaid, the interest on the loan is credited to the participant's account in the Plan.

The interest rate is equal to the "prime rate," as published in the WALL STREET JOURNAL on the first business day of the month, plus 1%. The range for interest rates was 7% to 10% during 1999.

If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution.

     Loan activity for 1999 was as follows:

         Balance at beginning of year                        $ 10,076,506
           New loans                                            4,376,107
           Repayment of Principal                              (4,672,944)
           Transfer from Transok                                  718,370
                                                             -------------
         Balance at end of year                              $ 10,498,039
                                                             =============

     Interest applicable to these loans during 1999 was $890,536.

3. AMOUNTS DUE TO PARTICIPANTS:
   ----------------------------

As of December 31, 1999, participants whose accounts represented $53,511 (4,507.26 shares) have withdrawn from participation in the earnings and operations of the Plan and were distributed these amounts subsequent to the end of the period. As of December 31, 1998, there were no participants that had terminated and requested a distribution and had not received payment of the distribution.

4. INVESTMENTS:
   ------------

Investments of Company common stock in the OGE Energy Corp. Common Stock Fund at December 31, 1999 and 1998, of $120,318,332 and $166,995,026, respectively, are carried at market value ($19.00 per share and $29.00 per share at December 31, 1999 and 1998, respectively) and are comprised of 6,332,543.79 and 5,758,449.17 shares, respectively.

At December 31, 1999, the participant directed amount included in the Plan totaled $227,314,788. Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:


                                                         December 31,
                                                -------------------------------
                                                     1999             1998
                                                -------------    --------------
Net Assets:
    Common stock                                $  51,618,912    $  76,974,975
                                                ==============   ==============



                                                    Year Ended
                                                December 31, 1999
                                                -----------------

Changes in Net Assets:
    Contributions                               $   3,288,195
    Dividends                                       2,945,812
    Net depreciation on investments               (28,246,586)
    Loan activity, net                                210,870
    Distributions to participants                  (2,683,991)
    Transfers to participant directed
     investments                                     (870,363)
                                                --------------
      Total decrease in net assets              $ (25,356,063)
                                                ==============


The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                         December 31,
                                                -------------------------------
                                                     1999             1998
                                                -------------    --------------
    OGE Energy Corp. Common Stock               $  51,618,912*   $  76,974,975*
    OGE Energy Corp. Common Stock                  68,699,420       90,020,051
    Fidelity Asset Manager: Growth                 24,577,326       23,581,807
    Fidelity Managed Income Portfolio              23,041,255       18,651,096
    Fidelity Contrafund                            24,134,150       17,583,373
    Fidelity Growth & Income Portfolio             23,808,949       18,857,882
    Fidelity Blue Chip Growth Fund                 28,285,401       18,401,268

    *  Nonparticipant-directed


The Fidelity Managed Income Portfolio investment option is a common collective trust that invests in various investment contracts. This investment option is fully benefit-responsive and is, therefore, recorded at contract value in the accompanying statements of net assets available for benefits. Contract value represents the principal balance of the fund, plus accrued interest at the stated contract rate, less payments received and contract charges by the fund manager. The crediting interest rate is based on the average rates of the underlying investment contracts. The average yield of this fund for the years ended September 30, 1999 and 1998, the Portfolio's fiscal year-end, was 5.52% and 5.81%, respectively. The crediting interest rate of this fund at September 30, 1999 and 1998, was 5.51% and 5.89%, respectively. The fair value of the fund approximates contract value at December 31, 1999.

5. HISTORICAL COST INFORMATION:
   ----------------------------

Disclosure of historical cost information with regard to certain plan investments is required to be presented in the schedule of assets held for investment purposes (Schedule I) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Due to the record-keeping system maintained by the trustee, certain historical cost information cannot be provided.

6.  SUBSEQUENT EVENTS:
    ------------------

Effective February 1, 2000, the Plan adopted an amendment stating that for participants whose employment or reemployment commencement dates occurs on or after February 1, 2000, the Company shall contribute 100% of the Regular Contributions deposited during such month by such participant, provided that the amount of employee contributions (that the Company will match) shall not exceed 6% of the Participant's compensation.

The Plan adopted an amendment, effective July 1, 2000, which will add the INVESCO Dynamics Fund and Spartan Total Market Index Fund. Additionally, the definition of "compensation" (as it is used to determine eligible employee contributions) will be expanded to include overtime payments, pay in lieu of overtime for exempt personnel and special lump-sum recognition awards. Finally, the maximum employee contribution percentage will be increased from 15% to 19% of compensation.


                                                                                                                Schedule I

                                                              OGE ENERGY CORP.
                                           EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
                                           ------------------------------------------------------
                                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    ---------------------------------------------------------------------
                                                           AS OF DECEMBER 31, 1999
                                                           -----------------------


(a)*      (b)   Issuer                   (c)   Description of Investment               (d)    Cost       (e)   Market Value
----      -------------------------      ----------------------------------------      ------------      ------------------
   *      OGE Energy Corp.               Common stock, $0.01 par value                      (f)          $      51,618,912**

   *      OGE Energy Corp.               Common stock, $0.01 par value                                          68,699,420

   *      Fidelity  Mgmt. Trust Co.      Asset Manager, mutual fund                                             12,096,855

   *      Fidelity  Mgmt. Trust Co.      Asset Manager: Growth, mutual fund                                     24,577,326

   *      Fidelity  Mgmt. Trust Co.      Asset Manager: Income, mutual fund                                      3,062,388

   *      Fidelity  Mgmt. Trust Co.      Managed Income Portfolio, common
                                           collective trust                                                     23,041,255

   *      Fidelity  Mgmt. Trust Co.      Contrafund, mutual fund                                                24,134,150

   *      Fidelity  Mgmt. Trust Co.      Growth and Income Portfolio, mutual fund                               23,808,949

   *      Fidelity  Mgmt. Trust Co.      Blue Chip Growth Fund, mutual fund                                     28,285,401

          PIMCO                          Total Return Administrative, mutual fund                                  804,921

          PBHG                           Growth, mutual fund                                                     3,644,214

          Templeton                      Foreign I, mutual fund                                                  1,699,358

          Invesco                        Total Return, mutual fund                                                 873,180

          Plan participants              Participant Loans, interest rates from
                                           7% to 10%                                   $10,498,039              10,498,039
                                                                                       ------------      ------------------
          Total investments                                                                              $     276,844,368
                                                                                                         ==================

   *      Party in interest
   **     Non participant - directed investment
   (f)    Historical cost information could not be obtained from the Plan's Trustee



                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                        Description
-----------                  -----------------------------------------

1.01                         Consent of Independent Public Accountants
